Exhibit 99.1

ZARLINK SEMICONDUCTOR INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CANADIAN SUPPLEMENT
(in millions of U.S. dollars, except per share amounts, and in accordance with CDN GAAP)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations - Canadian Supplement ("Canadian Supplement") should be read in conjunction with Zarlink's Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 2 of this Quarterly Report. The Canadian Supplement should also be read in conjunction with the unaudited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP (included in Item 1), the unaudited consolidated financial statements and notes thereto prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") (included in exhibit
99) and the audited consolidated financial statements and notes thereto included in the Company's Annual Information Form for the fiscal year ended March 30, 2001.

During the quarter ended December 28, 2001, the Company adopted the United States dollar as its reporting currency for presentation of its consolidated financial statements. Historical consolidated financial statements were restated using the translation of convenience method.

The Company made this change to enhance its communication with its shareholders, customers and suppliers using the currency and accounting rules that are more familiar to these groups. This presentation is also more consistent with the presentation of the financial results of its industry counterparts and competitors.

Certain statements in this Canadian Supplement constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Zarlink, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include the following: general economic and business conditions; demographic changes; import protection and regulation; rapid technology development and changes;
timing of product introductions; the mix of products/services; industry competition, industry capacity and other industry trends; and the ability of Zarlink to attract and retain key employees.

RESULTS OF CONTINUING OPERATIONS
--------------------------------

                                                          Three Months Ended          Nine Months Ended
                                                         Dec. 28,    Dec. 29,        Dec. 28,    Dec. 29,
(millions of U.S. dollars)                                 2001        2000            2001         2000
                                                         --------    --------        ---------    --------
Income (loss) from continuing operations before
income taxes - US GAAP                                   $  (18.2)   $  (13.2)       $  (101.5)   $   20.3
                                                         ========    ========        =========    ========
Income (loss) from continuing operations before
income taxes - CDN GAAP                                  $  (25.4)   $  (13.1)       $  (121.9)   $   20.6
                                                         ========    ========        =========    ========

Net loss for the period - US GAAP                        $  (18.3)   $  (21.9)       $   (98.5)   $   (4.9)
                                                         ========    ========        =========    ========

Net loss for the period - CDN GAAP                       $  (25.5)   $  (21.5)       $  (120.1)   $   (3.6)
                                                         ========    ========        =========    ========

Net loss per common share - US GAAP                      $  (0.15)   $  (0.18)       $   (0.80)   $  (0.05)
                                                         ========    ========        =========    ========

Net loss per common share - CDN GAAP                     $  (0.21)   $  (0.18)       $   (0.97)   $  (0.04)
                                                         ========    ========        =========    ========


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

The difference in income (loss) from continuing operations between U.S. and Canadian GAAP was principally due to differences in treatment with respect to stock compensation expense, restructuring charges, and fair value methods used when recording an impairment charge for long-lived and intangible assets.

Also impacting the previously reported income (loss) for the nine months ended December 28, 2001, and comparative results for the three and nine months ended December 29, 2000, was a foreign exchange difference between U.S. and Canadian GAAP. As a result of the Company's change in reporting currency to U.S. dollars, historical results have been restated in accordance with U.S. and Canadian GAAP. Under U.S. GAAP, the restatement of the Company's results was calculated using the average rates for each respective period. Under Canadian GAAP, a translation of convenience is permitted whereby all historical results are converted using the rate at the time of the last published financial statements or September 28, 2001. For the nine months ended December 28, 2001, the difference resulted in the U.S. GAAP net loss being greater by $1.9 (nine months ended December 29, 2000 - $0.5).

Stock compensation expense is not recorded in the Company's earnings under Canadian GAAP and as a result reduced the loss from continuing operations and net loss under Canadian GAAP as compared to U.S. GAAP.

The timing of when restructuring charges are recognized may differ between Canadian and U.S. GAAP with certain charges only expensed when paid under U.S. GAAP. There were no differences between U.S. and Canadian GAAP for the three months ended December 28, 2001, and December 29, 2000. For the nine months ended December 28, 2001, the difference resulted in the Canadian GAAP loss from continuing operations being lower by $0.7 (nine months ended December 29, 2000 - $nil).

The  Canadian  GAAP  loss  from  continuing   operations  was  higher  than  the
corresponding US GAAP amounts due to differences in the net book values of certain tangible and intangible assets resulting from different methods used to determine fair values resulting from their impairment. The different net book values resulted in a higher depreciation expense under Canadian GAAP by $2.2 and $6.6 for the respective three and nine months ended December 28, 2001. In Fiscal 2001, depreciation expense under Canadian GAAP was higher by $0.1 and $0.9 for the three and nine months ended December 29, 2000.

Differences may also arise between Canadian and U.S. GAAP where income tax expense is calculated using substantively enacted income tax rates. Under U.S. GAAP, income tax expense is calculated using only enacted tax rates. For the three and nine months ended December 28, 2001, the difference resulted in Canadian GAAP income tax recovery being lower by $nil and $1.2, respectively. For the three and nine months ended December 29, 2000, the difference resulted in the Canadian GAAP income tax expense being lower by $0.1 and $1.1, respectively.


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